Exhibit 99.1
NEWS RELEASE
FOR IMMEDIATE RELEASE
May 8, 2006
Extendicare Releases 2006 First Quarter Results
MARKHAM, ONTARIO – Extendicare Inc. (TSX: EXE.MV and EXE.SV; NYSE: EXE) today reported first quarter 2006 earnings from continuing operations of $15.3 million ($0.22 per diluted Subordinate Voting Share) compared to $19.0 million ($0.28 per diluted Subordinate Voting Share) in the 2005 first quarter.
Extendicare’s special committee of its Board of Directors is continuing to review strategic alternatives for Extendicare which may include a sale or reorganization of all, or part of the Company. The Company has retained legal counsel and Lehman Brothers and CIBC World Markets as its investment advisors. The Company expects to announce the recommendation of the independent committee in the next two to three weeks.
The 2006 results included a number of items that negatively impacted results including: $0.03 per share in incremental stock-based compensation related to our tandem share appreciation rights; $0.02 per share associated with restructuring costs; and lower overall occupancy in our U.S. nursing facilities.
“EHSI successfully adopted the nine new RUGs categories implemented by the Centers for Medicare & Medicaid Services on January 1, 2006, enabling the Company to report an increase in average daily Medicare rates compared to the fourth quarter of 2005,” commented Mel Rhinelander, President and CEO. “This performance is substantially better than previously estimated and is the result of our continued focus on higher acuity Medicare patients. Despite the higher costs associated with caring for these patients, they still offer the highest level of reimbursement.”
The following table outlines the components of the Company’s earnings from continuing operations for the quarters ended March 31, 2006 and 2005.

	Three months ended March 31
Components of Earnings (Loss) from Continuing Operations(1)	2006		2005
	After	Diluted	After	Diluted
(thousands of Canadian dollars except per share amounts)	-tax	EPS (2)	-tax	EPS (2)

Continuing health care operations before undernoted (1)	15,565	$0.23	19,241	$0.27
Valuation adjustment on interest rate caps	70	—	(968)	(0.01)
Gain (loss) from restructuring charges, asset disposals and other items	(1,228)	(0.02)	127	—

	14,407	$0.21	18,400	$0.26
Share of equity accounted earnings	850	0.01	606	0.01

Earnings from continuing operations	15,257	$0.22	19,006	$0.27

(1)	Refer to discussion of non-GAAP measures.

(2)	Diluted earnings per share prior to the Subordinate Voting Share preferential dividend.

Diluted Earnings per Share from Continuing Operations (3)	Q1 2006	Q1 2005

Subordinate Voting Share	$0.22	$0.28
Multiple Voting Share	$0.20	$0.25

(3)	After giving effect to the Subordinate Voting Share preferential dividend of $0.025 in each of the first quarters of 2006 and 2005.

EHSI’s average daily census (ADC) of Medicare patients on a same-facility basis declined 3.6% to 2,345 in the 2006 first quarter from 2,433 in the 2005 first quarter. Medicare ADC however, did improve 5.8% from the 2005 fourth quarter of 2,216. As a percent of same-facility nursing home census, Medicare ADC was 18.6% in the 2006 first quarter compared to 19.0% in the 2005 first quarter, and 17.5% in the 2005 fourth quarter. During the 2006 first quarter, nursing home occupancy on a same-facility basis declined to 92.4% from 93.5% in the 2005 first quarter, and from 92.6% in the 2005 fourth quarter.
EHSI’s average daily Medicare Part A rate increased 7.9% to US$367.06 in the 2006 first quarter from US$340.12 in the 2005 first quarter, and increased from US$362.75 in the 2005 fourth quarter. The October 2005 market basket increase accounted for 3.1% of the increase over the 2005 first quarter. The balance of the improvement was attributable to the increase in the acuity care levels of Medicare patients served and changes to the RUGs classifications as of January 1, 2006.
Quarters ended March 31, 2006 and March 31, 2005
Extendicare’s earnings from continuing operations for the 2006 first quarter were $15.3 million ($0.22 per diluted Subordinate Voting Share) compared to $19.0 million ($0.28 per diluted Subordinate Voting Share) in the 2005 first quarter. The share of equity accounted earnings was $0.9 million compared to $0.6 million. Earnings from continuing health care operations were $14.4 million compared to $18.4 million, representing a decline of $4.0 million, of which $2.6 million was from the Canadian operations and $1.4 million from the U.S. operations, and resulted from a number of items described below.
The 2006 first quarter results included a pre-tax $1.9 million loss from restructuring charges, asset disposals and other items compared to a $0.2 million gain in the 2005 first quarter. This negative variance was almost offset by the favourable change in the valuation allowance for interest rate caps, which was a pre-tax gain of $0.1 million in the 2006 first quarter compared to a pre-tax loss of $1.6 million in the 2005 first quarter.
The Company’s Canadian operations recorded a loss from continuing operations of $0.3 million in the 2006 first quarter compared to earnings of $2.3 million in the 2005 first quarter. The 2006 first quarter results included a pre-tax charge of $2.2 million ($1.4 million after tax) for restructuring costs associated with management’s review of strategic alternatives. In addition, as a result of the increase in the Company’s share price, the 2006 first quarter results included a higher provision for tandem share appreciation rights, of which the portion charged to the Canadian operations was pre-tax $1.9 million ($1.2 million after tax).
Earnings from continuing U.S. operations were $14.7 million in the 2006 first quarter compared to $16.1 million in the 2005 first quarter, representing a decline of $1.4 million, of which $0.9 million was due to the stronger Canadian dollar. The 2005 first quarter results included pre-tax prior period Medicaid settlement adjustments of $4.5 million (US$3.6 million) compared to $1.5 million (US$1.3 million) recorded in the 2006 first quarter. The contribution from newly acquired or constructed facilities and from nursing home funding increases was primarily offset by increased costs of care, and lower overall occupancy in the U.S. operations between quarters.
Revenue from continuing operations increased $8.2 million, or 1.7%, to $489.0 million in the 2006 first quarter compared to $480.8 million in the 2005 first quarter. Newly acquired or constructed facilities generated revenue of $63.4 million in the 2006 first quarter and $35.9 million in the 2005 first quarter, for a net improvement of $27.5 million. In addition, prior period settlement adjustments were lower by $19.3 million, with $1.5 million received in the 2006 first quarter compared to $20.8 million in the 2005 first quarter, and the stronger Canadian dollar negatively impacted remaining revenue by $18.3 million. Excluding these items, revenue improved between periods by $18.3 million.
U.S. operations revenue on a same-facility basis, and excluding prior period settlement adjustments of $19.3 million, grew by $12.4 million (US$10.1 million, or 4.2%, in its functional currency) primarily due to increases in average rates, partially offset by lower nursing home occupancy.

Revenue from Canadian operations grew $5.9 million, or 4.7%, in the 2006 first quarter compared to the 2005 first quarter. Of this improvement, $3.3 million was derived from nursing home operations, and represented funding to enhance resident care. Revenue from home health care operations increased by $2.6 million, or 8.7%, due to a 7.5% increase in hours of service and 1.2% increase in average rates.
EBITDA declined $3.9 million to $56.5 million in the 2006 first quarter from $60.4 million in the 2005 first quarter, and as a percent of revenue was 11.5% compared to 12.6%. Newly acquired or constructed facilities improved EBITDA by $6.2 million between quarters, while the stronger Canadian dollar negatively impacted the comparison of earnings by $2.2 million. Prior to these items, EBITDA was lower by $7.9 million, of which $5.8 million was attributable to the U.S. operations and $2.1 million from the Canadian operations. Results for the 2006 first quarter were unfavourably impacted by: $3.0 million increase in the accrual for tandem share appreciation rights; lower prior period settlement adjustments of $2.9 million; increased costs of care; and lower overall occupancy in the U.S. operations between quarters.
U.S. EBITDA on a same-facility basis, and excluding net prior period settlement adjustments of $2.9 million, declined by $2.9 million (US$2.4 million). The improvement in revenue of US$10.1 million was offset by US$12.5 million of higher operating, administrative and lease costs. Labour-related costs grew by US$6.9 million representing a 4.6% increase over the 2005 first quarter, of which US$0.9 million was an increase in the accrual for share appreciation rights. State assessments and bed taxes imposed in conjunction with Medicaid funding increases were higher by US$1.6 million. In addition, cost increases were realized for utility, travel and phone costs of US$1.0 million, bad debts of US$0.9 million, professional fees of US$0.4 million, and other costs of US$1.7 million.
EBITDA from Canadian operations declined $2.1 million to $7.8 million in the 2006 first quarter from $9.9 million in the 2005 first quarter. Results for the 2006 first quarter were unfavourably impacted by a $1.9 million increase in accrual for share appreciation rights, and a $0.4 million property tax funding adjustment received in the 2005 first quarter. The $5.9 million improvement in revenue was offset by higher operating, administrative and lease costs of $8.0 million. Labour costs accounted for $6.9 million of this increase, represented by the higher accrual for share appreciation rights, nursing home wage cost increases tied to funding enhancements, and increased home health care hours of service.
Earnings Comparison of 2006 First Quarter to 2005 Fourth Quarter
In comparison to the 2005 fourth quarter results, earnings from continuing health care operations declined $7.9 million from $22.3 million. A number of items resulted in unfavourable after-tax variances totalling $8.5 million related to: a charge of $1.4 million (pre-tax $2.2 million) for restructuring costs in the 2006 first quarter; an increase in share appreciation costs of $2.7 million (pre-tax $4.3 million); a favourable tax credit of $2.8 million recorded in the 2005 fourth quarter; and a lower gain on disposal of Omnicare shares of $1.6 million (pre-tax $1.9 million) between quarters. Remaining operations improved from the 2005 fourth quarter due primarily to an increase in overall census and higher rates, partially offset by higher utility costs, timing of spending under the Ontario nursing home envelopes, the home health care flu program conducted in the fourth quarter, and two less days in the current quarter.
Discontinued Operations
Of the three Minnesota nursing properties included in discontinued operations at the end of December 2005, one of the vacant facilities was sold in the first quarter of 2006 for cash proceeds of $1.4 million (US$1.2 million), which resulted in a pre-tax recovery of $1.1 million (US$0.9 million). At March 31, 2006, the carrying value of the two remaining properties of $1.3 million (US$1.1 million) was included in assets held for sale, which are included in other assets.
In the first quarter of 2006, due to poor financial performance and future capital needs of the facility, EHSI decided to close an assisted living facility located in Texas (60 units) and actively pursue the disposition of the property. As a result, the Company has classified the financial results of this facility to discontinued operations and recorded an impairment charge of $2.0 million (US$1.7 million) to reduce the property value to $2.0 million. In addition, the lease term for an assisted living facility in Washington (63 units) ended and EHSI decided to terminate its operations due to poor financial performance. As a result, the financial results of this facility have been reclassified to discontinued operations. There was no gain or loss on disposition of the operations and leasehold interest.

In December 2005 EHSI sold its Lakeside nursing facility, located in Wisconsin. The facility, which was formerly leased to an operator, was classified as a discontinued operation. In the 2006 first quarter, EHSI incurred a general liability punitive settlement of $1.6 million (US$1.4 million), which is included in the loss from discontinued operations.
Investment in Crown Life Insurance Company
Extendicare has a 34.8% equity interest in Crown Life Insurance Company (Crown Life) with a carrying value of $75.4 million at March 31, 2006. On April 24, 2006, the principal shareholders of Crown Life filed notice with Canada Life Assurance Company (Canada Life) to initiate the second closing process of the sale transaction initiated in 1998. This process could take up to eight months to complete and requires agreement amongst the parties on the valuation of net assets of Crown Life including certain contingent liabilities. The agreements allow for certain issues to be arbitrated, at the request of either a Crown Life shareholder or Canada Life, if agreement is not reached through negotiation. In view of the process described above, it is not possible at this time to estimate when the second closing may be finalized.
Other Items
Effective January 1, 2006, the Company adopted The Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee Abstract EIC-159, “Conditional Asset Retirement Obligations” which clarified the term “conditional asset retirement obligation” used in the CICA Handbook Section 3110, “Asset Retirement Obligations”. EIC-159 requires the recording of a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated. Management has determined that an asset retirement obligation exists in the Company’s pre-1980 constructed facilities for possible asbestos remediation. Though asbestos is not currently a health hazard in any of these facilities, appropriate remediation procedures may be required to remove potential asbestos-containing materials consisting primarily of floor and ceiling tiles, upon any major renovation or demolition. As a result of the retroactive application of this new accounting standard and the restatement of prior fiscal and interim financial statements, the balance sheet values at December 31, 2005, changed as follows: long-term accrued liabilities increased $20.0 million; property and equipment, net of accumulated depreciation, increased $2.4 million; long-term future tax assets increased $6.8 million; foreign currency translation adjustment credit increased $1.0 million; and retained earnings was reduced $11.8 million. The impact to pre-tax earnings for the year ending December 31, 2005, was $1.5 million, representing accretion expense for the asset retirement obligation of $1.4 million and depreciation expense for property and equipment of $0.1 million. On an after-tax basis, the charge to net earnings was $0.9 million.
On March 1, 2006, EHSI completed the acquisition of two nursing facilities (417 beds) in Pennsylvania for US$24.7 million in cash. Also, EHSI has executed a purchase agreement to acquire a currently leased nursing facility in Ohio, comprising 150 beds, in the 2006 second quarter for approximately US$9.0 million in cash.
In Canada, ECI has been selected by Villa Colombo Vaughan to manage its new 160-bed nursing facility located on the outskirts of Toronto. Extendicare’s initial contract will be for five years with renewal provisions. The facility represents one of the last of Ontario’s new builds to be completed and is scheduled to open in August 2006.
On May 1, 2006, the Ontario government announced it would accept 68 of 70 recommendations in the Caplan review of how to deliver better home care in the Province. The Ontario government also announced $117.8 million in new funding to help to improve home care delivery, of which $30.0 million would be used to implement the recommendations.
Effective May 29, 2006, the Toronto Stock Exchange will be changing the trading symbol of Extendicare’s common shares from EXE.SV to EXE.A and EXE.MV to EXE. Extendicare’s New York Stock Exchange ticker symbol will also change from EXE to EXE.A.
Dividend Declaration
At their meeting today the Directors declared quarterly dividends on Extendicare’s common shares and Class I Preferred Shares, payable on August 15, 2006, to shareholders of record on July 31, 2006. The dividends on the common shares are $0.05 per Subordinate Voting Share and $0.025 per Multiple Voting Share. The dividends on the Class I, Series 3 Preferred Shares (EXE.PR.C) are $0.1775 per share. The dividends on the Class I, Series 2 (EXE.PR.B) and Series 4 (EXE.PR.D) Preferred Shares will be determined by applying $25.00 to one quarter of

71% and 72% of the average Canadian prime rate of interest, respectively, for the quarter ending June 30, 2006. In addition, the Directors declared the monthly dividend of $0.096 per share on Extendicare’s Class II Preferred Shares, Series 1 (EXE.PR.E), payable on June 15, 2006, to shareholders of record on May 31, 2006.
About Us
Extendicare is a major provider of long-term care and related services in North America. Through its subsidiaries, Extendicare operates 438 nursing and assisted living facilities in North America, with capacity for over 34,700 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 38,300 people in North America.
In a separate news release issued today, Extendicare Inc. announced the 2006 first quarter results of its wholly owned U.S. subsidiary, Extendicare Health Services, Inc.
On May 9, 2006, at 10:00 a.m. (ET), Extendicare Inc. will hold a conference call to discuss its results for the first quarter ended March 31, 2006. The call will be webcast live, and archived, in the investor information section of Extendicare’s website at www.extendicare.com. Alternatively, the call in number is 1-866-540-8136 or 416-340-8010. For those unable to listen to the call live, a taped rebroadcast will be available until midnight on May 22, 2006. To access the rebroadcast, dial 1-800-408-3053 or 416-695-5800, conference ID number 3180458. Also, a supplemental information package containing historical annual and quarterly financial results and operating statistics on the Company can be found on the website under Investor Information/Investor Documents/Supplemental Information.
Certain comparative figures have been restated for the adoption of the accounting policy for conditional asset retirement obligations, and certain items have been reclassified for discontinued operations identified in 2006.
Non-GAAP Measures
EBITDA is generally defined as earnings from continuing operations before interest, income taxes, depreciation, amortization, and accretion. In this calculation, the Company has excluded the line items “valuation adjustment on interest rate caps” and “loss (gain) from restructuring charges, asset disposal and other items”. These line items are reported separately because they relate to the change in fair value of interest rate caps associated with the Company’s long-term debt, gains or losses on the disposal or impairment of assets, provisions for restructuring costs and ceased operations, and the write-off of unamortized financing costs on early retirement of debt. The Company believes that EBITDA provides meaningful supplemental information regarding its core results, because it excludes the effects of non-operating factors related to its capital assets, such as the historical cost of the assets. The Company reports specific line items separately, and excludes them from EBITDA, because such items are transitional in nature, and would otherwise distort historical trends. The Company believes that certain lenders, investors and analysts use EBITDA to measure a company’s ability to service debt and meet other payment obligations, or as a common valuation measurement in the long-term care industry. For example, certain of the Company’s debt covenants use EBITDA in their calculations. In addition, management uses EBITDA to assess the Company’s operating performance and in making financing decisions. EBITDA is presented by the Company on a consistent basis from period to period, thereby allowing for consistent comparability of its operating performance.
In addition, the Company determines and reports the above line items on an after-tax basis as a means of deriving the remaining earnings from health care operations and related diluted earnings per share. The resulting term “continuing health care operations before undernoted” is a measure commonly used by the Company and its investors as a means of assessing the performance of the core operations in comparison to prior periods.
Neither EBITDA nor “continuing health care operations before undernoted” have a standardized meaning under Canadian GAAP, and they are not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA and “continuing health care operations before undernoted” are not intended to replace earnings (loss) from operations, net earnings (loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

Forward-looking Statements
Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the Company’s structure from a sale or reorganization of all or part of Extendicare from the recently announced initiative by the Board of Directors; changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to maintain and increase census levels; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.
For further information, contact:
Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com
Visit Extendicare’s Website @ www.extendicare.com

EXTENDICARE INC.
Condensed Consolidated Earnings

	Three months ended
	March 31
(thousands of Canadian dollars except per share amounts)	2006	2005
		(restated)
Revenue
Nursing and assisted living centres
United States	345,814	344,535
Canada	95,152	91,804
Outpatient therapy – U.S.	3,156	3,345
Home health – Canada	33,445	30,759
Other	11,482	10,393

	489,049	480,836
Operating and administrative costs	424,987	413,806
Lease costs	7,580	6,595

EBITDA (1)	56,482	60,435
Depreciation and amortization	16,912	14,663
Accretion expense	347	340
Interest, net	15,901	13,914
Valuation adjustment on interest rate caps	(103)	1,580
Loss (gain) from restructuring charges, asset disposals and other items	1,921	(212)

Earnings from continuing health care operations before income taxes	21,504	30,150

Income taxes
Current	8,534	10,710
Future (reduction)	(1,437)	1,040

	7,097	11,750

Earnings from continuing health care operations	14,407	18,400
Share of equity accounted earnings	850	606

Earnings from continuing operations	15,257	19,006
Loss from discontinued operations, net of income taxes	(1,539)	(1,073)

Net earnings	13,718	17,933

Earnings per Subordinate Voting Share ($)
Basic
Earnings from continuing operations	0.22	0.28
Net earnings	0.20	0.27

Diluted
Earnings from continuing operations	0.22	0.28
Net earnings	0.20	0.26

Earnings per Multiple Voting Share ($)
Basic
Earnings from continuing operations	0.20	0.25
Net earnings	0.18	0.24

Diluted
Earnings from continuing operations	0.20	0.25
Net earnings	0.18	0.23

(1)	Refer to discussion on non-GAAP measures.

EXTENDICARE INC.
Condensed Consolidated Cash Flows

	Three months ended
	March 31
(thousands of Canadian dollars)	2006	2005
		(restated)
Cash provided by (used in) operations
Net earnings	13,718	17,933
Adjustments for:
Depreciation and amortization	16,970	15,199
Provision for self-insured liabilities	2,771	3,711
Payments for self-insured liabilities	(4,513)	(6,362)
Future income taxes	(1,830)	1,038
Valuation adjustment on interest rate caps	(103)	1,580
Loss (gain) from restructuring charges, asset disposals and other items	2,840	(212)
Undistributed share of earnings from equity investments	(850)	(606)
Other	—	1,174

	29,003	33,455
Net change in operating assets and liabilities
Accounts receivable	(6,239)	(35,502)
Inventories, supplies and prepaid expenses	(6,170)	(7,080)
Accounts payable and accrued liabilities	13,368	21,941
Income taxes	1,510	2,194

	31,472	15,008

Cash provided by (used in) investment activities
Property and equipment	(13,823)	(16,110)
Acquisitions, net of cash acquired	(28,073)	(170,853)
Net proceeds from dispositions	1,397	—
Other assets	2,839	1,444

	(37,660)	(185,519)

Cash provided by (used in) financing activities
Issue of long-term debt	25,403	72,164
Repayment of long-term debt	(2,485)	(25,039)
Decrease in investments held for self-insured liabilities	6,039	8,477
Purchase of shares for cancellation	(274)	(34)
Financing costs	—	(154)
Dividends paid	(3,287)	(169)
Other	(204)	4,934

	25,192	60,179

Foreign exchange gain on cash held in foreign currency	201	750

Increase (decrease) in cash and cash equivalents	19,205	(109,582)
Cash and cash equivalents at beginning of period	22,609	156,193

Cash and cash equivalents at end of period	41,814	46,611

EXTENDICARE INC.
Condensed Consolidated Balance Sheets

	March 31	December 31
(thousands of Canadian dollars)	2006	2005
		(restated)
Assets
Current assets
Cash and short-term investments	41,814	38,255
Marketable securities (market value $3,211)	3,211	6,460
Accounts receivable	177,633	170,649
Income taxes recoverable	10,224	11,711
Future income tax assets	26,874	24,437
Inventories, supplies and prepaid expenses	29,012	22,620

	288,768	274,132
Property and equipment	1,135,067	1,111,108
Goodwill and other intangible assets	101,718	99,451
Other assets	139,638	143,327

	1,665,191	1,628,018
Equity accounted investments	73,767	72,445

	1,738,958	1,700,463

Liabilities and Shareholders’ Equity
Current liabilities
Outstanding cheques in excess of bank balance	—	15,646
Accounts payable	33,537	38,394
Accrued liabilities	221,698	206,079
Accrual for self-insured liabilities	20,440	22,679
Current maturities of long-term debt	21,302	21,151

	296,977	303,949
Accrual for self-insured liabilities	44,750	43,986
Long-term debt	800,448	775,243
Other long-term liabilities	72,419	66,612
Future income tax liabilities	24,697	24,136

	1,239,291	1,213,926
Share capital and contributed surplus	309,249	308,891
Retained earnings	212,242	202,017
Foreign currency translation adjustment account	(21,824)	(24,371)

	1,738,958	1,700,463

Closing US/Cdn. dollar exchange rate	1.1680	1.1630

EXTENDICARE INC.
Financial and Operating Statistics

	Three months ended
	March 31
(dollar amounts in Canadian dollars, unless otherwise noted)	2006	2005

Revenue (millions)
United States (US dollars)	$310.4	$290.3

United States	$358.4	$356.1
Canada	130.6	124.7

	$489.0	$480.8

EBITDA (millions)
United States (US dollars)	$42.2	$41.2

United States	$48.7	$50.5
Canada	7.8	9.9

	$56.5	$60.4

Health Care Earnings (Loss) from Continuing Operations (millions)
United States (US dollars)	$12.7	$13.1

United States	$14.7	$16.1
Canada	(0.3)	2.3

	$14.4	$18.4

Health Care Net Earnings (Loss) (millions)
United States (US dollars)	$11.4	$12.3

United States	$13.2	$15.0
Canada	(0.3)	2.3

	$12.9	$17.3

Components of Diluted Earnings (Loss) per Share (prior to Subordinate Voting Share preferential dividend)
Health care operations before undernoted and after preferred share dividends	$0.23	$0.27
Valuation adjustment on interest rate caps	—	(0.01)
Gain (loss) from restructuring charges, asset disposals and other items	(0.02)	—
Share of equity accounted earnings	0.01	0.01

Earnings from continuing operations	0.22	0.27
Discontinued operations, net of income taxes	(0.02)	(0.02)

Net earnings	$0.20	$0.25

Diluted Earnings per Share from Continuing Operations
Subordinate Voting Share	$0.22	$0.28
Multiple Voting Share	$0.20	$0.25

U.S. Nursing Centre Statistics
Percent of Revenue by Payor Source (same-facility basis)
Medicare	35.7%	33.4%
Private/other	15.9	14.5
Medicaid	48.4	52.1
Average Daily Census by Payor Source (same-facility basis)
Medicare	2,345	2,433
Private/other	1,916	2,000
Medicaid	8,360	8,390

	12,621	12,823

Average Revenue per Resident Day by Payor Source (excluding prior period settlement adjustments) (US dollars)
Medicare (Part A and B)	$396.63	$370.69
Private/other	217.30	196.35
Medicaid	150.52	145.04
Medicare Part A only	367.06	340.12

U.S. Average Occupancy (excluding managed facilities) (same-facility basis)
Nursing facilities	92.4%	93.5%
Assisted living facilities	82.4	85.0
Combined U.S. nursing and assisted living facilities	91.4	92.7
Canadian facilities average occupancy (same-facility basis)	97.8	97.4
Extendicare Inc. total average occupancy (same-facility basis)	93.5	94.2
Average US/Cdn. dollar exchange rate	1.1547	1.2267